Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors.

Overview

TOP Financial Group Limited (“TFGL”) is a holding company incorporated in the Cayman Islands with operations conducted in Hong Kong by its operating subsidiaries, ZYSL and ZYCL, both incorporated in Hong Kong, and WIN100 TECH, incorporated in the British Virgin Islands (the “Operating Subsidiaries”). We, through our Operating Subsidiaries, are an online provider of securities and futures trading services founded in Hong Kong by a group of experienced professionals and talents. Our goal is to become the preferred trading platform for Asian investors worldwide. We enable our customers to trade on renowned stock and futures exchanges around the world, including the Chicago Mercantile Exchange (“CME”), Hong Kong Futures Exchange (“HKFE”), The New York Mercantile Exchange (“NYMEX”), The Chicago Board of Trade (“CBOT”), The Commodity Exchange (“COMEX”), Eurex Exchange (“EUREX”), ICE Clear Europe Limited (“ICEU”), Singapore Exchange (“SGX”), Australia Securities Exchange (“ASX”), Bursa Malaysia Derivatives Berhad (“BMD”), and Osaka Exchange (OSE). We create value for our customers by providing reliable trading platforms, user-friendly web and app interface, and 24-hour seamless customer support. Our Operating Subsidiaries generate revenues primarily by charging commission fees on futures transactions at a flat rate for each futures transaction contract, and trading solution services fees charged at a fixed rate per transaction with a minimum monthly fee. Currently our customers are mainly high volume and frequency trading institutional and individual investors.

Our revenues were US$5.2 million and US$3.2 million for the six months ended September 30, 2022 and 2021, respectively. We, through our Operating Subsidiaries, generated net income of US$1.8 million and US$0.9 million for the six months ended September 30, 2022 and 2021, respectively. We plan to keep our business growing by expanding our customer base to include retail investors of a wider range of wealth within the Asian communities across the globe, by increasing the products we offer to include securities and futures from a larger number of stock exchanges, and by starting to offer services such as asset management, and contracts for difference (“CFD”) products and services.

Factors Affecting Our Results of Operations

Our business and operating results are influenced by general factors that affect the online securities and futures brokerage industry focusing on Southeast Asian investors, including economic and political conditions, the evolving needs of investors, changes in trading volume, changes in demand for online trading, changes in wealth and availability of funds of our target customers, and regulatory changes governing the online brokerage industry. In addition, the following company specific factors can directly affect our results of operations materially:

Our ability to retain existing customers and attract new customers in a cost-effective manner

We consider customer churn rate to be an important indicator of our attractiveness to customers. Our total registered customer number increased from 292 as of March 31, 2021 to 296 as of September 30, 2022.

During the six months ended September 30, 2022, we had 26 revenue-generating accounts in total, including 10 accounts for futures trading, 7 accounts for securities trading, nil accounts for structured notes subscriber services and 9 accounts for trading solution services. During the six months ended September 30, 2021, we had 61 revenue-generating accounts in total, including 15 accounts for futures trading, 8 accounts for securities trading, 29 accounts for structured notes subscriber services and 9 accounts for trading solution services.

Our top five customers accounted for 77.1% and 94.8% of our total revenues for the six months ended September 30, 2022 and 2021, respectively. Our customers are mainly sourced by referral through our shareholders’ expansive and expanding social and professional networks of high-net-worth individuals. Currently, we have not incurred significant spending on marketing activities. To expand our business, we aim to diversify our customer base by attracting smaller retail customers, whom we can charge higher commission rates. We expect to incur expenses in our promotional efforts through different online and offline media/channels to increase the number of customer accounts, which can potentially lead to trading volume and revenues.

We currently pursue a niche market strategy in Hong Kong and plan to expand to Southeast Asia as the first step in achieving the final goal of becoming the preferred online trading platforms for Asian investors worldwide, including the United States. As a relatively young firm new to the market, although we face competition from bigger, better capitalized, and well established companies including other trading firms and banking institutions, our ability to understand and meet our target customers’ needs, coupled with our strong client relationships, allow us to rise to the challenge. Our ability to continuously provide our customers with low-latency trading platforms and high quality services at competitive prices, and the outcome of our advertising and marketing activities, will affect whether we can retain our existing customers and attract new customers.

Our ability to earn commissions from brokerage services

We charge commission fees for the brokerage services we offer. Our ability to earn commission fees, interest income largely depends on the number of customers on our trading platforms and their trading volume, and the commission rates we charge.

It has become increasingly common for online trading platforms to offer free brokerage services. As a provider of brokerage services on chargeable only trading platforms, we are confident that we can differentiate ourselves from our competitors, as we offer low-latency trading platforms, a wide range of products from multiple exchanges, quality customer services and maintain a good relationship with our customers. Most of our customers are professional customers seeking for quality trading platforms to execute their orders timely and accurately rather than cost saving.

We anticipate a future possibility of having to lower our commission rates in order to remain competitive, but we believe that a larger trading volume would make up for the effects of lowered commission rates on our revenues. We also plan to develop new sources of income from asset management, and CFD products and services, as we have seen the demand for these services by our customers.

Our ability to effectively improve technology infrastructure

Our technology infrastructure and compliance capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. They also enable us to facilitate secure, fast and cost-efficient financial transactions on our platform. We must continue to upgrade and expand our technology infrastructure and to strengthen our compliance system to keep pace with the growth of our business and to develop new features and services for our users and customers. With the continuous improvement of our technology infrastructure and compliance capabilities, we are able to serve more consolidated accounts. We also expect cash segregated for regulatory purposes and payables due to customers on our balance sheet to increase significantly as a result of such growth. We intend to invest more resources on customer verification, record keeping, compliance and trading-related functions for consolidated accounts. Our ability to serve more consolidated accounts, depends on, among other things, our ability to support all aspects of customer verification, record keeping and compliance functions using our technology and human resources.

Our ability to develop a diverse customer base and offer new and innovative products and services

Historically, we have generated a significant portion of our revenues through the provision of online brokerage services including commissions for execution of trades and interest income. Key success factors of the online brokerage industry include expansion of products and services that add value to customers, acquisition of licenses in different jurisdictions and enhancement of user experience. To this end, we intend to continue strengthening the innovation, security, efficiency and effectiveness of our brokerage services, including our user-friendly interface, comprehensive functionalities and customer service capabilities. Particularly, we intend to expand our service offerings to CFD trading and increase the proportion of revenues generated from them.

We also plan to continue integrating value-added services, including asset management services to increase revenues streams. Our ability to maintain and attract new customers principally depends on the quality of our products and services as well as our brand equity. We expect our operating cost and expenses to continue to increase as we provide more innovative and effective products and services.

Contract for Difference

We are preparing the launch of CFD products and services in the second quarter of 2023. We expect to generate CFD trading revenues from (i) commissions, (ii) bid/offer spreads, (iii) difference in interest rates. In particular, we plan to:

i).	charge commissions for all CFD transactions. The amount of commissions we charge is largely based on the trading volume, with commission rates varying between US$2.25 to US$50 per lot, based on the per-lot value and the type of product traded, as well as discounts offered to different clients.

ii).	mark up the bid/offer spreads for CFD products on top of the prices offered by our clients, exchanges or third-party market makers, as the case may be. Our price mark-ups over the price offered by an exchange vary depending on the underlying product.

iii).	automatically roll-over currency positions each day and provide either a credit or debit for the interest rate difference between the two currencies in the pairs being held. The clients’ debits are our gains.

Asset Management Services

Based on our clients’ different needs, we plan to provide personalized investment strategies to optimize their asset allocations. Our clients can purchase a wide variety of investment portfolios, which include assets such as stocks, bonds, ETFs, investment funds and derivatives. We charge management fees based on their assets under management as well as commissions for certain transactions.

Our ability to provide stable and low-latency trading platforms to our customers

As an online brokerage service provider, we attract new customers and retain our existing customers by providing them with stable and low-latency trading platforms. Especially when the market is volatile and high trade volume is expected, we are able to avoid delays in execution of customers’ trading orders and assist the customers to accomplish their investment plan.

Our plan to maintain our quality trading platform involves keeping our system hardware and software up to date, conducting regular stress tests, and providing IT training to our staff. We also plan to have regular meetings with our network provider to ensure the stability of internet services in support of our trading platform. We have implemented emergency backup plan in case of system failure. Our backup system is able to support our customers’ trading activities until the core system is fixed. Our stable and low-latency trading platforms are a core part of our strength, and we are committed to continue our efforts in maintaining the reliability and efficiency of our trading platforms.

Our ability to meet the regulatory requirements to provide brokerage, margin financing and asset management services in Hong Kong

Brokerage services, margin financing and asset management are highly regulated in Hong Kong. While our operations are mainly located in Hong Kong, we are inevitably subject to the relevant laws and regulations, in particular, the Securities and Futures Ordinance (Cap. 571) (“SFO”), under the supervision of the Securities and Futures Commission of Hong Kong (“HKSFC”). Pursuant to the SFO, we have to comply with all application provisions concerning statutory obligations such as maintenance of minimum capital adequacy, specific regulatory reporting, and availability of responsible officers.

We monitor our capital level on daily basis so as to fulfill the statutory requirements. Before making a significant movement of our cash, we will estimate the effect of sub activity on our capital level and make sure to remain compliant with the regulations. Accordingly, we also have statutory obligations to report to the authority on monthly basis about our capital level maintained at the end of the month and if any significant fluctuations occurred that we shall notify the authority.

Besides, as required by the SFO, there must be at least two responsible officers per regulated activity, who will supervise our regulated business and assume greater responsibilities over the SFO compliance. To maintain compliance, we have always maintained two to three experienced responsible officers for each regulated activity. To retain our responsible officers and stay compliant with the availability of responsible officer, we offer attractive remuneration packages and align their interests with the Company’s interests.

Impact of COVID-19 on our business

Since early 2020, the ongoing COVID-19 pandemic has caused significant disruption to worldwide economic activities, including economic activities in Hong Kong (where we operate in), and in China, (where our significant customer base locates). The Chinese government and the local Hong Kong government have imposed travel restrictions and quarantine requirements in response to COVID-19. These measures hinder our client development, as clients who do not currently reside in Hong Kong could not easily travel to Hong Kong to open bank accounts, which affect their ability to trade on our platform. We have suspended face-to-face account opening, and instead implemented remote KYC procedures, which have partially compensated for the challenges caused by COVID-19 related restrictions.

Through our timely adaptation to remote procedures, our total registered customer number increased from 292 as of March 31, 2022 to 296 as of September 30, 2022. In the year ended March 31, 2022, we had 74 revenue-generating accounts in total, including 16 accounts for futures trading, 15 accounts for securities trading, 34 accounts for structured notes subscriber services and 9 accounts for trading solution services. In the six months ended September 30, 2022, we had 26 revenue-generating accounts in total, including 10 accounts for futures trading, 7 accounts for securities trading, and 9 accounts for trading solution services.

During the period from April 2022 to September 2022, the trading volume of futures contracts increased by 28.8% year on year. During the period from April 2021 to September 2021, the trading volume of futures contracts decreased by 71.4% year on year. We believed the decrease was caused by the investors’ reduced risk tolerance as a result of capital market volatility. However, we are uncertain as to when the COVID-19 pandemic will be constrained, so these government measures could continue to hinder us for a prolonged period of time, and we cannot guarantee our current remote procedures will be sufficient to allow us to attain our target growth in the future. In addition, whether the COVID-19 pandemic will lead to a prolonged downturn in the economy is still unknown, and we cannot be certain if a prolonged downturn in the economy will affect our clients’ trading activities. Although the COVID-19 pandemic has not severely affected our financial results so far, we cannot assure you that the COVID-19 pandemic will not materially and adversely affect our business, financial condition, and operations in the future.

Key Components of Results of Operations

Revenues

Our revenues consist of commissions, trading solution services and other service revenues, trading gains, interest income and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Six Months Ended September 30,
	2022		2021
	US$	%	US$	%
Revenues:
Futures brokerage commissions	2,639,572	51.2	2,432,281	75.7
Trading solution services fees	2,369,296	45.9	978,126	30.5
Other service revenues	56,778	1.1	295,528	9.2
Trading gains (losses)	6,098	0.1	(497,476)	(15.5)
Interest income and others	85,664	1.7	2,306	0.1
Total revenues	5,157,408	100.0	3,210,765	100.0

Futures brokerage commissions

Futures brokerage commissions represent commission income on futures broking that are charged at a fixed rate for each transaction our customers executed through our online trading platforms, all of which are under the consolidated accounts where the customer information is not disclosed to the third party brokers. We receive commissions from customers and pay the execution and clearing fees to our clearing brokers. The fixed rates applied to the customers vary depending on the type of customer, the type of transaction, the trading method, and the trade volume from the particular customer. Commissions from futures broking make up for most of our revenues, at 51.2% and 75.7% of the total revenues for the six months ended September 30, 2022 and 2021, respectively.

Trading solution services fees

During the six months ended September 30, 2021, we started providing trading solution services to customers (including individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and financial products, through our internally developed proprietary investment management software. We provide a variety of functions suitable for front-end transaction executions and back-office settlement operations. We charge each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate per transaction executed on the platform with a minimum monthly fee. Trading solution services fees accounted for 45.9% and 30.5% of total revenues during the six months ended September 30, 2022 and 2021, respectively.

Other service revenues

Other service revenues represent the revenues generated from rendering other financial services including securities brokerage, consulting services, structured note subscriber services and currency exchange services. Since December 2020, we have entered into the structured products business with fund houses and asset management companies and are responsible for providing subscriber services. We generally receive subscription fees calculated with reference to the amount subscribed by our clients of the structured products. For the six months ended September 30, 2022 and 2021, other service revenues accounted for 1.1% and 9.2% of total revenues, respectively.

The margin financing services did not generate any revenue for the six months ended September 30, 2022 and 2021. For options trading, we have the capacity to offer options trading services and they are available to our clients. However, there was no revenue generated from options trading services for the relevant periods.

Trading gains (losses)

We began proprietary trading in US stocks since March 2020. The trading gain (losses) mainly consist of realized and unrealized gains and losses from investment in US stocks, which are included in securities owned, at fair value. Trading gains make up for 0.1% and negative 15.5% of total revenues for the six months ended September 30, 2022 and 2021, respectively.

Interest income and others

Interest income and others primarily consist of interests earned on bank deposits.

Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the Six Months Ended September 30,
	2022		2021
	US$	%	US$	%
Expenses:
Commission expenses	1,737,516	33.7	1,514,176	47.2
Compensation and benefits	487,974	9.5	288,583	9.0
Communications and technology	309,600	6.0	213,921	6.7
Occupancy	62,461	1.2	60,986	1.9
Travel and business development	125,704	2.4	24,440	0.8
Professional fees	524,574	10.2	177,938	5.5
Interest income and others	71,396	1.4	21,413	0.7
Total expenses	3,319,225	64.4	2,301,457	71.8

Commission expenses

Commission expenses represent the fees we paid to our broker partners, when we place a client order to an exchange market through these partners. We expect that our commission expenses will increase in absolute amount as we expand our brokerage business and offer more products from securities and futures exchanges around the world. We place orders through broker partners except for orders to the Hong Kong Stock Exchange. Commission expenses accounted for 33.7% and 47.2% of our revenues for the six months ended September 30, 2022 and 2021, respectively.

Compensation and benefits

Compensation and benefits represent the salaries, performance based discretionary bonuses and contribution to retirement fund. Compensation and benefits expenses accounted for 9.5% and 9.0% of our revenues for the six months ended September 30, 2022 and 2021, respectively.

Communications and technology

Communications and technology expenses represent fees we paid for the use of third party electronic trading systems, including an online stock trading system, an online futures trading system, and another futures trading system that was a one-time incidental cost pursuant to a customer’s special request, as well as the outsourced trading solution support services. Communications and technology expenses accounted for 6.0% and 6.7% of our revenues for the six months ended September 30, 2022 and 2021, respectively.

Occupancy

Occupancy expenses are the rental expenses we paid for our office premises, which accounted for 1.2% and 1.9% of our revenues for the six months ended September 30, 2022 and 2021, respectively.

Travel and business development, Professional fees and Other administrative expenses

Travel and business development expenses include overseas and local travelling, and the entertainment expenses. Professional fees are mainly the service fees for auditing, consulting, legal, and other professional services which are needed during the ordinary course of our business operation. Other administrative expenses primarily consist of fees paid to the Stock Exchange of Hong Kong and Chicago Mercantile Exchange, business entertainment expenses, exchange difference, depreciation expense, finance costs and other miscellaneous expenses such as utilities. All of these expenses accounted for 14.0% and 7.0% of our revenues for the six months ended September 30, 2022 and 2021, respectively.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to tax on income or capital gains. Neither Cayman Islands nor British Virgin Islands withholding tax will be imposed upon payments of dividends to our shareholders.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subjected to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% on assessable profits of the first HK$2 million and 16.5% on any assessable profits in excess of HK$2 million. For connected entities, as is the case of our two Hong Kong subsidiaries, ZYSL and ZYCL, only one of the connected entities can elect to be charged at two-tiered tax rates. For the six months ended September 30, 2022 and 2021, ZYSL has elected to be charged at two-tiered tax rates, while ZYCL is still subject to Hong Kong profits tax rate at 16.5% of taxable income earned in Hong Kong. Hong Kong does not impose a withholding tax on dividends.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the six months ended September 30, 2022 and 2021 as indicated, and provides information regarding the dollar and percentage increase or (decrease) during such periods. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future trends.

	For the Six Months Ended September 30,
	2022	2021
Revenues
Futures brokerage commissions	$2,639,572	$2,432,281
Trading solution services fees	2,369,296	978,126
Other service revenues	56,778	295,528
Trading gains (losses)	6,098	(497,476)
Interest income and others	85,664	2,306
Total revenues	5,157,408	3,210,765

Expenses
Commission expenses	1,737,516	1,514,176
Compensation and benefits	487,974	288,583
Communications and technology	309,600	213,921
Occupancy	62,461	60,986
Travel and business development	125,704	24,440
Professional fees	524,574	177,938
Other administrative expenses	71,396	21,413
Total expenses	3,319,225	2,301,457

Income before income taxes	1,838,183	909,308
Income tax expenses	-	42,865
Net income	1,838,183	866,443

Revenues

Total revenues increased by 60.6% from US$3.2 million in six months ended September 30, 2021 to US$5.2 million in six months ended September 30, 2022. The increase was mainly driven by an increase of $0.2 million in future brokerage commission, an increase of $1.4 million in trading solution services, and a change from trading gain (loss) of US$0.5 million.

Futures brokerage commissions – Futures brokerage commissions increased by 8.5% from US$2.4 million in the six months ended September 30, 2021 to US$2.6 million in the six months ended September 30, 2022, primarily due to increased futures contract volume on our platform. Trading volume of futures contracts increased from 1.4 million of futures contracts in the six months ended September 30, 2021 to 1.9 million of futures contracts in the six months ended September 30, 2022.

Trading solution services fees – The Company commenced trading solution services to customers since May 2021. For the six months ended September 30, 2022 and 2021, the Company generated revenues of $2.4 million and $1.0 million, respectively, from provision of trading solution services to nine customers.

Trading gains (losses) –The Company had trading losses of US$0.5 million in the six months ended September 30, 2021 as compared to trading gains of US$6,098 in the six months ended September 30, 2022, which was mainly driven by the market condition of the US stock market.

Expenses

Commission expenses – Commission expenses increased by 14.7% to US$1.7 million in the six months ended September 30, 2022 from US$1.5 million in the six months ended September 30, 2021. The increase in commission expenses was in line with the increase of commission income resulting from increase of futures contract volume on our platform from 1.4 million of futures contracts in the six months ended September 30, 2021 to 1.9 million of futures contracts in the six months ended September 30, 2022.

Compensation and benefits – Compensation and benefits increased by 69.1% from US$0.3 million in the six months ended September 30, 2021 to US$0.5 million in the six months ended September 30, 2022, which was mainly caused by employment of a responsible officer during the six months ended September 30, 2022.

Communications and technology – Communications and technology expenses increased by 44.7% from US$0.2 million in the six months ended September 30, 2021 to US$0.3 million in the six months ended September 30, 2022 due to providing increased trading solution services to our customers.

Travel and business development – Travel and business development expenses increased by 414.3% from US$24,440 in the six months ended September 30, 2021 to US$0.1 million in the six months ended September 30, 2022. The increase was primarily due to increase of travel expenses incurred to the United States for celebration of the Company’s listing on NASDAQ.

Professional fees – Professional fees increased by 194.8% from US$0.2 in the six months ended September 30, 2021 to US$0.5 million in the six months ended September 30, 2022. The increase in professional fees was primarily incurred for initial public offering (“IPO”) audit fees.

Income before income taxes

We had an income before income taxes of US$1.8 million and US$0.9 million in the six months ended September 30, 2022 and 2021, respectively. Our operating margin was 35.6% and 28.3% in the six months ended September 30, 2022 and 2021, respectively.

Income tax expense

We are subject to Hong Kong profits tax and under Hong Kong tax laws; ZYSL and ZYCL are exempted from income tax on its foreign-derived income. Our income tax expense decreased from US$0.04 million in the six months ended September 30, 2021 to US$nil for the six months ended September 30, 2022, which was primarily due to decrease of the onshore profit generated by ZYSL in the six months ended September 30, 2022.

Net income

As a result of the foregoing, our net income increased by 112.2% from US$0.9 million in the six months ended September 30, 2021 to US$1.8 million in the six months ended September 30, 2022.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our unaudited condensed consolidated balance sheets as of September 30, 2022 and March 31, 2022. This information should be read together with our consolidated financial statements and related notes included in the Form 20-F which filed with Securities and Exchange Commission (“SEC”) on August 16, 2022.

	September 30,	March 31,
	2022	2022
Assets
Cash and cash equivalents	$23,485,746	$6,199,213
Restricted cash	2,187,567	1,757,546
Receivables from broker-dealers and clearing organizations	1,971,101	2,360,157
Receivables from customers	2,843,072	1,230,542
Payments on behalf of customers for trading activities	2,626,386	-
Receivables from a customer – related party	1,512,129	-
Securities owned, at fair value	2,013,675	1,288,747
Fixed assets, net	413,934	421,285
Intangible asset, net	63,696	63,837
Right of use assets	202,536	242,665
Deposit for long-term investments	200,000	-
Income tax recoverable	45,863	20,292
Other assets	1,054,300	296,532
Total assets	$38,620,005	$13,880,816

Liabilities
Payable to customers	$3,660,323	$3,210,113
Payable to customer – related parties	99,204	99,423
Accrued expenses and other liabilities	145,855	131,317
Operating lease liabilities	201,774	244,861
Total liabilities	$4,107,156	$3,685,714

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The total balance of cash and cash equivalents increased from US$6.2 million as of March 31, 2021 to US$23.5 million as of September 30, 2022, primarily as a result of net proceeds of $22.7 million raised in IPO, net off against cash of $4.7 million used in operating activities.

Restricted cash

Restricted cash mainly represents the amount of cash deposited by our customers that have been segregated as obligated by the rules mandated by the primary regulators of our certain subsidiaries. A corresponding payable due to customers is recorded upon receipt of the cash from the customer. Our restricted cash increased from US$1.8 million as of March 31, 2021 to US$2.2 million as of September 30, 2022, which was in line with trading volume of futures contracts.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations arise from the business of dealing in futures or investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers, which are repayable on demand subsequent to settlement date. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days. Generally, our receivables from broker-dealers and clearing organizations change daily depending on various factors, including the trading volume in net buy/sell transactions, futures contracts, long/short position and frequency of transactions on each specific day. Our receivables from broker-dealers and clearing organizations decreased by 16.5% from US$2.4 million as of March 31, 2022 to US$2.0 million as of September 30, 2022, mainly due to such daily fluctuations.

Receivables from customers

Receivables from customers include the future brokerage commissions due, trading solution services fees and other amounts due from customers once the transactions have been executed and completed. The balance of receivables due from customers increased from US$1.2 million as of March 31, 2022 to US$2.8 million as of September 30, 2022. The increase was a result of increase of trading solution services and we provided a longer credit term to our existing customers to keep customer relationship.

Payments on behalf of customers for trading activities

Payment on behalf of customers for trading activities represent payments advanced by the Company on behalf of customers for investment securities through broker dealers. The customers do not have the rights to direct the trading of these securities until they payoff the outstanding balance.

Amount due from a related party

Amount due from a related party represents the payment on behalf of one related party for trading activities. As of the date of this report, the related party fully repaid the balance to the Company.

Securities owned, at fair value

Securities owned, at fair value, mainly represented investment in US stocks, all of which are on S&P500 index. The Company also invested in HK stocks since fiscal year 2021.

Payables to customers

Payables to customers represent payables related to the Company’s customer trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to cover the positions taken by its customers, clearing house payables due on pending trades and payable on demand, as well as the bank balances held on behalf of customers. Our payables to customers increased by 14.0%, from US$3.2 million as of March 31, 2022 to US$3.7 million as of September 30, 2022. Our payables to customers change daily depending on various factors, including the trading volume, net buy/sell transactions, futures contracts, long/short position and frequency of transactions on each specific day. The change of these items from the value as of March 31, 2022 to the value as of September 30, 2022 was mainly due to such daily fluctuations.

Liquidity and Capital Resources

Our principal sources of liquidity to finance our operating activities have been net cash generated from operating activities and equity financing. As of September 30, 2022, we had US$25.7 million in cash, cash equivalents and restricted cash, out of which US$14.7 million was held in U.S. dollars and the rest was held in Hong Kong dollars and other currencies.

On June 3, 2022, the Company completed its initial public offering on the National Association of Securities Dealers Automated Quotations (“NASDAQ”). In this offering, 5,000,000 ordinary shares were issued at a price of $5.00 per share. The gross proceeds received from the initial public offering totaled US$ 25.0 million.

We believe that our current cash, cash equivalents and restricted cash and our anticipated cash flows from operations will be sufficient to meet our cash needs for general corporate purposes for at least the next 12 months. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.

Regulatory Capital Requirements

Subject to certain exemptions specified under the Securities and Futures (Financial Resources) Rules of Hong Kong (the “HK Financial Resources Rules”), two of our Hong Kong subsidiaries, ZYSL and ZYCL, are securities dealers and asset management companies registered with the Securities and Futures Commission of Hong Kong (the “HKSFC”), an independent statutory body set up in accordance with the Securities and Futures Ordinance of the law of Hong Kong, and thus are required to maintain minimum paid-up share capital and required liquid capital in accordance with the HK Financial Resources Rules. The following table sets forth a summary of the key requirements under the HK Financial Resources Rules that are applicable to ZYSL and ZYCL:

Company	Type of regulated activities governed by the HKSFC		Minimum amount of paid- up capital		Required liquid capital
ZYSL	Type 1 and 2	HK$	10,000,000	HK$	3,000,000 or	(i)
ZYCL	Type 4, 5 and 9	HK$	5,000,000	HK$	3,000,000 or	(i)

(i)	for company licensed for any regulated activities other than Type 3 regulated activities, its variable required liquid capital, which means 5% of the aggregate of (a) its adjusted liabilities, (b) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, and (c) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirements.

As of September 30, 2022 and March 31, 2022, all of our operating subsidiaries were in compliance with their respective regulatory capital requirements.

Cash Flows

Six months ended September 30, 2022 and 2021

	For the Six Months Ended September 30,
	2022	2021
	US$	US$
Net cash (used in) provided by operating activities	(4,721,077)	2,336,583
Net cash used in investing activities	(200,000)	-
Net cash provided by financing activities	22,651,029	-
Effect of exchange rates on cash, cash equivalents and restricted cash	(13,398)	(13,246)
Net increase in cash, cash equivalents and restricted cash	17,716,554	2,323,337
Cash, cash equivalents and restricted cash, beginning of period	7,956,759	6,835,476
Cash, cash equivalents and restricted cash, end of period	25,673,313	9,158,813

Operating activities

Net cash used in operating activities in the six months ended September 30, 2022 was US$4.7 million, as compared to the net profit of US$1.8 million. The difference was primarily attributable to (i) an increase of US$1.6 million in receivables due from customers as a result of increase in revenues from trading solution services, (ii) an increase of US$4.1 million in payments on behalf of customers for trading securities, including both third parties and related parties, and (iii) an increase of US$0.9 million in other assets.

Net cash provided by operating activities in the six months ended September 30, 2021 was US$2.3 million, as compared to the net profit of US$0.9 million. The difference was primarily attributable to (i) an increase of US$2.6 million in payables to customers including third party and related party customers, (ii) an increase of US$0.8 million in receivables from customers and (iii) an increase of $0.3 million in securities owned, at fair value.

Investing activities

Net cash used in investing activities in the six months ended September 30, 2022 was US$0.2 million, which was fully used in payments of deposits for long-term investments.

We had no cash provided by or used in investing activities for the six months ended September 30, 2021.

Financing activities

Net cash provided by financing activities in the six months ended September 30, 2022 was US$22.7 million, which was provided by net proceeds of US$22.7 million from issuance of ordinary shares in the initial public offering.

We had no cash provided by or used in financing activities for the six months ended September 30, 2021.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies, Judgments and Estimates

Critical accounting policies are those we believe are most important to portraying our financial conditions and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments and uncertainties regarding the application of these policies may result in materially different amounts being reported under various conditions or using different assumptions. There have been no material changes to the critical accounting policies previously disclosed in our Form 20-F filed on August 16, 2022.

Recent Accounting Pronouncements

See Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this report.

Internal Control over Financial Reporting

Prior to the completion of this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. We have identified “material weaknesses” and other control deficiencies in our internal control over financial reporting. Auditing Standard No. 5, published by the U.S. Public Company Accounting Oversight Board (“PCAOB”), defines a “material weakness” as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Such material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

One material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) recruiting additional employees and external consultants with extensive knowledge of U.S. GAAP and SEC financial reporting requirements within our finance and accounting department; (ii) setting up a comprehensive accounting policy, checklists and procedure manual in accordance with U.S. GAAP and SEC financial reporting requirements; (iii) implementing new closing and reporting procedures to ensure the accuracy and adequacy of financial data for the preparation of financial statements, (iv) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (v) improving financial oversight function for handling complex accounting issues under U.S. GAAP; and (vi) continuously developing and enhancing our internal audit function for the financial reporting matters. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.07 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, will be required once we become a public company and after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Holding Company Structure

TFGL is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in Hong Kong through our subsidiaries in Hong Kong.

As a result, TFGL’s ability to pay dividends may depend upon dividends paid by our Hong Kong subsidiaries. If our existing Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Inflation

Inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index was an increase of 1.7% and 0.6% for fiscal years ended March 31, 2022 and 2021, respectively. Although we have not been affected by inflation in the past, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in U.S. dollars, Hong Kong dollars and Euro. We have not used any derivative financial instruments to hedge exposure to such risk. Financial instruments held for proprietary trading are denominated in Hong Kong dollars, U.S. dollars and EURO. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our Ordinary Shares will be affected by the exchange rate between the U.S. dollar and Hong Kong dollar as well as between U.S. dollar and EURO because a substantial portion of our operating costs and expenses is effectively denominated in EURO, while our Ordinary Shares will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of September 30, 2022 and March 31, 2022, however management monitors movements in exchange rates closely.

To the extent we need to convert U.S. dollars into Hong Kong dollars for our operations, appreciation of Hong Kong dollar against the U.S. dollar would reduce the amount in Hong Kong dollars we receive from the conversion. Conversely, if we decide to convert Hong Kong dollars into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares, or for other business purposes, appreciation of the U.S. dollar against the Hong Kong dollar would reduce the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk relates primarily from our bank deposits and receivables from brokers and dealers. We have not used any derivative financial instruments to manage our interest risk exposure. Although these interest earning instruments carry a degree of interest rate risk, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Credit Risk

Our exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our bank deposits (including our own cash at banks as well as the segregated clients account balances), receivables from brokers and dealers, and amount due from a related company. We consider the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position.

For bank deposits and receivables from brokers and dealers, the credit risk is limited as the counterparties are reputable financial institutions, brokers, dealers or clearing houses, which are governed by regulators including the Hong Kong Monetary Authority, and the HKSFC. The credit risk exposure arising from the amount due to a related company is considered to be minimal as the related company is owned by our major shareholder and under common control.

Other than concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings, we do not have any other significant concentrations of credit risk.

To mitigate the credit risk from defaults, we have adopted a credit policy of dealing with creditworthy counterparties only, which are also under continuous monitoring. Our credit exposure is controlled by counterparty limits that are reviewed and approved by our senior management periodically.

Price risk

Price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or all instruments in the market. We are exposed to price risk in respect of financial instruments held for proprietary trading, which comprises investments in certain equity securities. The exposure is limited to the carrying amount of the financial instruments.

Disclosure Regarding Forward-Looking Statements

Statements in this current report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.